Exhibit 8

Significant Subsidiaries of Amdocs Limited

List of the Subsidiaries*	Jurisdiction of Incorporation or Organization	Business Name
Amdocs Canadian Managed Services, Inc.	Canada	Amdocs Canadian Managed Services, Inc.

Amdocs Development Centre India LLP	India	Amdocs Development Centre India LLP

Amdocs Development Limited	Republic of Cyprus	Amdocs Development Limited

Amdocs, Inc.	State of Delaware, USA	Amdocs, Inc.

Amdocs International GmbH	Switzerland	Amdocs International GmbH

Amdocs (Israel) Ltd	Israel	Amdocs (Israel) Ltd

Amdocs Management Ltd	United Kingdom	Amdocs Management Ltd

Amdocs Software Systems Ltd	Ireland	Amdocs Software Systems Ltd

Amdocs (UK) Limited	United Kingdom	Amdocs (UK) Limited

Opis Investment Switzerland GmbH	Switzerland	Opis Investment Switzerland GmbH

Sypress, Inc.	State of Delaware, USA	Sypress, Inc.

*	Each subsidiary listed is directly or indirectly wholly-owned by Amdocs Limited.